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                                                                      EXHIBIT 13

     THE AHMANSON CONSENT SOLICITATION. On March 3, 1997, Ahmanson commenced the Ahmanson Consent Solicitation and sought consents from Great Western stockholders to approve five proposals. That same day, pursuant to Great Western's By-laws, the Board fixed March 13, 1997 as the record date for these five proposals. On March 17, 1997 (concurrently with the announcement of the Revised Ahmanson Merger Proposal and subsequent to the announcement of the Washington Mutual Merger), Ahmanson withdrew two of the five proposals and commenced a solicitation of consents for two new proposals (the "New Ahmanson Consent Proposals"), in addition to proposals 3, 4 and 5 of the Ahmanson Consent Solicitation as originally commenced. To date, Great Western has not received a request from Ahmanson to fix a record date with respect to the New Ahmanson Consent Proposals and, accordingly, no such record date has been so fixed. See "LITIGATION."

     On April 9, 1997, Ahmanson presented to the Company consents which Ahmanson claimed represented consents from a majority of the outstanding Common Shares for adoption of three of the five Ahmanson proposals. One of the proposals for which Ahmanson presented consents would amend the Company's By-laws to require that the Company's annual meeting of stockholders be held on the fourth Tuesday in April or within two weeks thereof (the "Annual Meeting By-law"). This year, the fourth Tuesday in April was April 22, 1997 and the fourteenth day thereafter was May 6, 1997. On April 11, 1997, Ahmanson presented to the Company consents which Ahmanson claimed represented consents from a majority of the outstanding Common Shares for adoption of one of the two New Ahmanson Consent Proposals.

     The consents presented by Ahmanson and the revocations of consent received by Great Western were turned over to independent inspectors of election. After the independent inspectors reported the results of their preliminary tabulation as of April 9 with respect to proposals 3, 4 and 5 of the Ahmanson Consent Solicitation, which indicated that those proposals had been adopted, Great Western identified a voting irregularity involving the double voting of more than five million Common Shares held by a major institutional stockholder. That stockholder promptly sent a letter to the independent inspectors stating that approximately 5.2 million of its shares "represent a duplicate vote" and requesting that such duplicate vote be disregarded. Ahmanson insisted that the independent inspectors were not authorized to take cognizance of the letter from the major institutional stockholder and that the shares be counted twice. The independent inspectors took the position that they were not empowered to address the double vote issue. On April 28, 1997, the independent inspectors certified that Ahmanson had received consents representing a majority of the outstanding Common Shares with respect to proposals 3, 4 and 5 as of April 9, 1997. On that same day Great Western filed suit in the Court of Chancery of the State of Delaware seeking an order declaring, among other things, that there was an overvote entitling the independent inspectors to consider extrinsic evidence concerning the double-voted shares. See "LITIGATION." On May 1, 1997, Great Western and Ahmanson each requested that the independent inspectors retabulate the vote without giving effect to the double-counted shares and recertify the results of the Ahmanson Consent Solicitation. On May 5, 1997, the independent inspectors completed a second tabulation regarding certain of Ahmanson's proposals, certifying that, as of April 9, 1997, Ahmanson had received consents representing a majority of the outstanding Common Shares with respect to proposal 3. Also, on May 5, 1997, the independent inspectors reported on a preliminary basis, and are expected to certify shortly, that Ahmanson received unrevoked consents representing a majority of the outstanding Common Shares with respect to proposals 4 and 5 as of April 10, 1997.

     In light of the dispute between Great Western and Ahmanson as to whether a record date exists with respect to the New Ahmanson Consent Proposals, the independent inspectors have not tabulated the results of the solicitation with respect to such proposals. Under Great Western's By-laws, any stockholder of Great Western seeking to have Great Western's stockholders authorize or take corporate action by written consent must, by written notice to Great Western's Secretary, request that the Board fix a record date. The Board is then required, within ten days after the date on which such request is received, to adopt a resolution fixing the record date. Under Section 213 of the Delaware General Corporation Law ("DGCL") and Section 11 of Great Western's By-laws, the record date must be within ten days of the date of the resolution fixing the record date. Ahmanson has never requested the setting of a record date with respect to the New Ahmanson

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Consent Proposals. Pursuant to the Company's By-laws, a record date will be fixed by the Board upon Ahmanson's written request that such a date be fixed.

     Even though the independent inspectors certified on May 5, 1997 that, as of April 9, 1997, consents from a majority of the outstanding Common Shares have been presented to the Company with respect to the Annual Meeting By-law, Rule 14a-13 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company to disseminate broker search cards at least 20 business days prior to the record date for the Annual Meeting and New York Stock Exchange rules recommend that a listed company, such as Great Western, allow a minimum of 30 days from the record date to the stockholder meeting date for the solicitation of proxies. Therefore, in light of the relevant timing constraints, rules and regulations governing the Company and practical considerations relating to the time required for dissemination of proxy materials to beneficial owners of Common Shares, the time required for the solicitation of proxies as well as the time necessary to permit meaningful deliberation by holders of Common Shares and the return of proxies by both record and beneficial owners of Common Shares, on April 10, 1997 the Board scheduled the Annual Meeting for June 13, 1997 and fixed May 9, 1997 as the record date for holders of Common Shares entitled to receive notice of and to vote at the Annual Meeting (the "Record Date"). On April 9, 1997, Ahmanson filed a Complaint in the Court of Chancery of the State of Delaware seeking an order compelling Great Western to hold the Annual Meeting on or before May 6, 1997. See "LITIGATION." On May 8, 1997, Ahmanson publicly announced that it would no longer seek to advance the date of the Annual Meeting.

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